

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 27, 2010

Kevin M. Finkel
President
Resource Real Estate Investors 7, L.P.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

   Re: Resource Real Estate Investors 7, L.P.
     Form 10-12G
     Filed April 30, 2010
     File No. 000-53962

Dear Mr. Finkel:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is June 29, 2010. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business

General, page 1

2.   We note your disclosure on page 3 that you may invest in interests in real estate
        mortgages and other debt instruments that are secured by a multifamily residential
        property or an interest in an entity that owns such property. We also note from your
        disclosure that you currently do not own any such debt investments. Please provide us
        with a detailed analysis of the exemption from registration under the 1940 Act that you
        intend to rely on and how your investment strategy will support that exemption. Please
        note that we may refer your response to the Division of Investment Management for
        further review.

Competition, page 5

3.   Refer to the first paragraph on page 5. We note your reference to Item 1A. "Risk Factors
        – We may not be able to compete successfully." Because you have not provided a Risk
        Factors section, please revise to remove this reference.

Distribution Allocations, page 5

4.   Please revise to provide a definition for "distributable cash" from operations and from
        capital transactions. Currently, it is not clear what portion of your cash is deemed
        distributable to your partners.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 6

5.   Please disclose any known trends or uncertainties that have, or that you reasonably expect
        will have, an unfavorable material impact on your revenues or income from your
        continuing operations. For example, you should provide a discussion of the primary
        factors which led to the losses sustained in 2009. See Item 303(a)(3)(ii) of Regulation
        S-K.

Liquidity and Capital Resources, page 9

6.   We note that, despite your average occupancy rate of 94.8% at December 31, 2009, your operating and interest expenses significantly exceeded revenues. Please revise to discuss your operating deficit in greater detail and disclose how you expect to fund operating and interest expenses in the future.

7.   We note that you raised approximately $32.5 million through the sale of limited partnership units. In addition, it appears that you invested approximately $10.8 million as equity in your five properties and that you made capital expenditures of approximately $3.1 million to improve the properties. Please revise your discussion of liquidity to discuss in more detail your uses of the remaining offering proceeds. In this regard, we note that you currently have $11.8 million in cash reserves and $600,000 in working capital.

8.   We note your disclosure on page 19 that you paid $1,276,309 in distributions for 2009. We also note that your net cash provided by operating activities for 2009 was $1,038,579. Please disclose the specific sources of cash used to make distribution payments and the amount from each source including cash from operations.

9.   Please revise to describe your debt service obligations.

Off-Balance Sheet Arrangements, page 10

10.   We note your statement that you do not have any off-balance sheet arrangements or obligations "other than Guarantees by the General Partner of certain limited standard expectations as defined in the mortgage notes which are secured by the properties." Please revise your disclosure to briefly describe these limited standard expectations and clarify whether the General Partner has executed a Guarantee with respect to each property that you own.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

11.   Please revise the ownership table to include limited partnership units held by the General Partner and by officers and directors of your General Partner.

Item 5. Directors and Executive Officers, page 11

12.   For each director please disclose the particular experience, qualifications, attributes, or skills that led you to conclude that the individual should serve as a director of the company. See Item 401(e) of Regulation S-K.

13.   Within this section, please provide the identity of any promoter pursuant to Item 401(g) of Regulation S-K or advise.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 12

14.   We note that you pay various types of fees and distributions to your General Partner. Please also disclose the aggregate amount paid, including all fees and distributions, to your General Partner for the periods ended December 31, 2009 and 2008.

15.   We note your disclosure on page 15 that you reimburse your General Partner for expenses including personnel expenses (other than personnel expenses allocated to controlling persons of your General Partner or its affiliates). Please revise to clarify whether you reimburse your General Partner for salary expenses of its employees that perform duties on your behalf, including services provided to you by the General Partner's executive officers and directors.

Our General Partner and its Affiliates Engage in Activities That May Compete with Our Activities, page 16

16.   Please disclose the number of other real estate limited partnerships for which your General Partner also serves as the general partner. Discuss whether the types of real estate investments purchased and held by those other partnerships are similar to yours. Provide similar disclosure for any other real estate businesses in which your General Partner is involved.

Item 10. Recent Sales of Unregistered Securities, page 20

17.   The disclosure in this section suggests that gross proceeds from the sale of limited partnership units were $32,538,309. Please tell us why gross proceeds were less than an amount equal to $10 per unit. Also, please revise the use of proceeds table to reflect the correct offering amount, which currently is inconsistent with the amount shown in the paragraph preceding the table.

18.   Please disclose the amount of offering proceeds that was used to purchase your properties. Also, please provide the total amount of proceeds used for investment purposes.

Item 11. Description of Registrant's Securities to be Registered

Voting Rights of Limited Partners, page 23

19.   We note that limited partners owning a majority of units may remove your General
        Partner and elect a substitute General Partner. We also note that the General Partner is
        not entitled to vote on removal of the General Partner. Please revise to clarify the impact
        of limited partnership units held by the General Partner if the other limited partners are
        voting on removal. Disclose whether the majority required for removal would exclude
        units held by the General Partner.

Item 13. Financial Statements and Supplementary Data, page 25

20.   Please include updated financial statements and related disclosures in your next
        amendment. Refer to Rule 8-08 of Regulation S-X.

Exhibits, page 38

21.   We note that exhibits 10.1, 10.2, 10.3, 10.4, 10.6, 10.7, 10.8 and 10.9 filed with this Form
        10 are not executed. Please tell us why you have not filed executed copies of these
        agreements. See Instruction 1 to Item 601 of Regulation S-K.

Exhibit 99.1

22.   We note that the audit report for Resource Capital Partners, Inc. and Subsidiaries is not
        signed. Please include the signature line of the auditor in future filings, and confirm to us
        that you obtained a manually signed audit report from the auditor at the time of this
        filing, in accordance with Rule 302 of Regulation S-T.

*   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: J. Baur Whittlesey
       Ledgewood
       Via Facsimile: (215) 735-2513